Exhibit 99.1

Hepsiburada Announces Changes within the Executive Management Team

ISTANBUL, May 5, 2023 -- D-MARKET Electronic Services & Trading (“Hepsiburada”, or the “Company”), a leading Turkish e-commerce platform, announces that, as disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 1, 2023, with effect from May 2, 2023, the Company’s Chief Marketing Officer (“CMO”), Ender Özgün, has assumed the responsibilities of the Chief Commercial Officer (“CCO”), in addition to his existing roles.

The former CCO, Murat Büyümez, has taken a leave of absence from his position until September 21, 2023. Mr. Murat Büyümez is expected to take a new position in the Company as Chief Investment Officer effective on his return.

Nilhan Onal Gökçetekin, CEO, commented: “I would like to thank Murat for his leadership in strategic and commercial fronts during his tenure as the CCO. Murat has proved to be an excellent leader and has been a pivotal actor in driving Hepsiburada’s growth during the past few years. I am glad that he will continue to lead Hepsiburada’s strategic initiatives as our Chief Investment Officer.”

Mrs. Onal Gökçetekin further added: “I am also delighted that Ender will be taking over responsibility for our commercial operation in addition to his existing role as CMO. His vast experience and deep understanding of e-commerce will bolster our operations. Having played a pivotal role in our marketing operations for nearly two years, Ender will now play a key role in driving the business strategically, contributing to our vision of leading the digitalization of e-commerce in Türkiye.”

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s future management changes. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. Among other things, quotations from management in this press release contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 55 million members with over 160 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and “Buy-Now-Pay-Later” solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 42,000 female entrepreneurs throughout Türkiye reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

hepsiburada@brunswickgroup.com